Exhibit 10.2

December 31, 2015

Mr. Kevin M. Modany
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN  46032-1404

Dear Kevin:

This letter agreement (this "Agreement") is intended to set forth our mutual understanding and agreement regarding your continued employment as Chief Executive Officer of ITT Educational Services, Inc. (the "Company").

Accordingly, you and the Company agree as follows.

1. Termination of August 4, 2014 Letter Agreement.  Effective as of the date hereof, the letter agreement between you and the Company dated August 4, 2014, as amended (the "August 4, 2014 Letter Agreement"), is hereby terminated and neither you nor the Company shall have any further rights, obligations or claims under the August 4, 2014 Letter Agreement.

2. At-Will Employment.  You shall continue to be employed by the Company as its Chief Executive Officer.  Such employment shall be on an at-will basis, which means that your employment may be terminated at any time by either you or the Company for any or no reason.  You will continue to receive cash compensation (including base salary and compensation pursuant to the short-term compensation plan or other bonus plan) as determined by the Compensation Committee (the “Committee”) of the Board of Directors (the "Board") from time to time, and participate in the Company's employee benefit plans, as such plans exist from time to time.  You shall also be eligible to receive equity-based compensation as may be determined by the Committee from time to time.

3. Severance if Employment Terminated by the Company without Cause or by You for Good Reason.

(a) If the Company terminates your employment without Cause or if you resign your employment for Good Reason, you will be entitled to receive, subject to your compliance with subparts (d) and (e) below, severance compensation in an amount equal to two times the sum of (i) your base salary plus (ii) your target short-term compensation amount for the fiscal year in which the employment termination occurs, payable in substantially equal installments over the twenty-four (24) months following the employment termination date.

(b) For purposes of this Agreement, "Cause" shall have the meaning set forth in the ITT Educational Services, Inc. Senior Executive Severance Plan adopted on October 22, 2007, as amended (the "Senior Executive Severance Plan"), as in effect on the date hereof.

(c)  For purposes of this Agreement, "Good Reason" shall have the meaning set forth in the Senior Executive Severance Plan as in effect on the date hereof, and a resignation of employment for "Good Reason" shall require the satisfaction of the conditions of subsections (A), (B) and (C) of Section 3(a) of the Senior Executive Severance Plan as in effect on the date hereof.

(d) You acknowledge and agree that the Company's payment of the severance compensation under this Agreement will be deemed to constitute a full settlement and discharge of any and all obligations of the Company to you arising out of this Agreement, your employment with the Company and/or the termination of your employment with the Company.  You also acknowledge and agree that as a condition to receiving any of the severance compensation under this Agreement, you will execute, deliver to the Company, and not revoke a release agreement in a form prepared by, and satisfactory to, the Company (the "Release Agreement") pursuant to which you will release and waive, to the fullest extent permitted by law, all claims against the Company, its subsidiaries and affiliates, and all of its and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities, including, without limitation, all claims arising out of this Agreement, your employment with the Company, and/or the termination of your employment with the Company; provided, however, that the Release Agreement will not affect or release (a) any rights to the severance compensation under this Agreement; (b) any vested rights or benefits you may have under any employee retirement or welfare benefit plan of the Company (except any severance plan), or (c) any vested rights or benefits you may have under the Company's Amended and Restated 2006 Equity Compensation Plan, any successor or other equity compensation plan, or any related option agreement or restricted stock unit agreement.  The severance compensation described in this Agreement is in lieu of any severance benefits under any severance policy or plan the Company may have now or in the future, and you acknowledge that you are not entitled to any other severance benefits, except as set forth in subpart (g) below.

(e) Your entitlement to severance compensation under this Agreement is contingent on your compliance with the non-disclosure and restrictive covenant obligations of this Agreement.  You acknowledge and agree that if you breach any of the non-disclosure or restrictive covenant provisions set forth in this Agreement, then in such event (i) you will have forfeited your right to receive, and the Company will have no further obligation to pay, any severance compensation that would otherwise be payable to you under this Agreement, and (b) you will be obligated to pay to the Company an amount equal to the amount of the severance compensation received by you under this Agreement, with such amount being due and payable immediately upon the Company making written demand on you for such payment.  You further acknowledge and agree that such forfeiture and clawback are separate from, and not in lieu of, any and all other legal and/or equitable remedies that may be available to the Company in connection with your breach of any non-disclosure or restrictive covenant provision set forth in this Agreement and the Company reserves all such legal and/or equitable remedies.

(f) You acknowledge and agree that you will not be entitled to any severance in the event the Company terminates your employment because of a Disability Event.  For purposes of this Agreement, the term "Disability Event" means either (i) when you are deemed disabled and entitled to benefits in accordance with any Company-provided long-term disability insurance policy, if any is applicable, covering you, (ii) your inability, because of injury, illness, disease or bodily or mental infirmity, to perform, with or without reasonable accommodation, the essential functions of your job for more than one hundred twenty (120) days during any period of three hundred sixty-five (365) days, or (iii) upon the written determination by a physician selected by the Company that, because of an injury, illness, disease or bodily or mental infirmity, you are unable to perform, with or without reasonable accommodation, the essential functions of your job, and, as of the date of determination, such condition is reasonably expected to last for a period of one hundred twenty (120) days or longer after the date of determination, based on the medical information reasonably available to such physician at the time of such determination.

(g) You shall be eligible to participate in the Senior Executive Severance Plan, subject to its terms and conditions, provided, however, that you and the Company agree that under no circumstances shall you be entitled to receive severance compensation or benefits under both this Agreement and under the Senior Executive Severance Plan.  For purposes of clarity, the Severance Benefits (as defined in the Senior Executive Severance Plan) under the Senior Executive Severance Plan are in lieu of any severance payments or benefits described in this Agreement; accordingly, if your employment ends under circumstances in which you are eligible to receive the Severance Benefits (as defined in the Senior Executive Severance Plan) under Section 3(a) of the Senior Executive Severance Plan (subject to satisfaction of any applicable conditions as set forth in Section 3(b) of the Senior Executive Severance Plan), you shall not be entitled to the severance compensation described in this Agreement.

4. Non-Disclosure of Confidential Information.

(a) For purposes of this Agreement, the term "Confidential Information" means any and all of the Company's (and its subsidiaries' and affiliates') trade secrets, confidential and proprietary information and all other non-public information and data of or about the Company (and its subsidiaries and affiliates) and its business, including, without limitation, lists of customers, information pertaining to customers, marketing plans and strategies, information pertaining to suppliers, information pertaining to prospective suppliers, pricing information, engineering and technical information, software codes, cost information, data compilations, research and development information, business plans, financial information, personnel information, information received from third parties that the Company has agreed to keep confidential, and information about prospective customers or prospective products and services, whether or not reduced to writing or other tangible medium of expression, including, without limitation, work product created by you in rendering services for the Company; provided, however, that "Confidential Information" shall not include information that (i) is or becomes generally available to the public by use, publication or the like, through no fault of you or (ii) is obtained without restriction by you after termination of your employment with the Company from a third party who had the legal right to disclose such information to you.

(b) During your employment with the Company and thereafter, you will not use or disclose to others any of the Confidential Information, except (i) in the ordinary course of your work for and on behalf of the Company, (ii) with the prior written consent of the Company, (iii) as required by law or judicial process, provided you promptly notify the Company in writing of any subpoena or other judicial request for disclosure involving confidential information or trade secrets, and cooperate with any effort by the Company to obtain a protective order preserving the confidentiality of the confidential information or trade secrets, or (iv) in connection with reporting possible violations of law or regulations to any governmental agency or from making other disclosures protected under any applicable whistleblower laws.  You agree that the Company owns the Confidential Information and you have no rights, title or interest in any of the Confidential Information.  Additionally, you will abide by the Company's policies protecting the Confidential Information, as such policies may exist from time to time.  At the Company's request or upon termination of your employment with the Company for any reason, you will immediately deliver to the Company any and all materials (including all copies and electronically stored data) containing any Confidential Information in your possession, custody or control.  Upon termination of your employment with the Company for any reason, you will, if requested by the Company, provide the Company with a signed written statement disclosing whether you have returned to the Company all materials (including all copies and electronically stored data) containing any Confidential Information previously in your possession, custody or control.  Your confidentiality/non-disclosure obligations under this Agreement continue after the termination of your employment with the Company.  With respect to any particular trade secret information, your confidentiality/non-disclosure obligations will continue as long as such information constitutes a trade secret under applicable law.  With respect to any particular Confidential Information that does not constitute a trade secret, your confidentiality/non-disclosure obligations will continue as long as such information remains confidential, and will not apply to information that becomes generally known to the public through no fault or action of you or others who were under confidentiality obligations with respect to such information.

5. Restrictive Covenants.

(a) For purposes of this Agreement, (i) "Competitive Business" means any for-profit entity that is engaged in the business of providing post-secondary education with annual revenues of at least $100 million and is competitive with the business of the Company; (ii) "Person" means any individual or entity (including without limitation a corporation, partnership, limited liability company, trust, joint venture, or governmental entity or agency); (iii) "Prohibited Capacity" means:  (A) the same or similar capacity or function to that in which you worked for the Company; (B) any executive or senior management capacity or function; (C) any officer or director capacity; (D) any consulting or advisory capacity or function; (E) any ownership capacity (except you may own as a passive investment up to five percent (5%) of any class of securities regularly traded on a national stock exchange or other public market); (F) any capacity or function in which you likely would inevitably use or disclose any of the Company's trade secrets and/or Confidential Information; or (G) any other capacity or function in which your knowledge of the Confidential Information would facilitate or assist your work for the Competitive Business; (iv) "Restricted Geographic Area" means each of the states of the United States, including, without limitation, each and every state in which the Company is doing business as of the date your employment terminates; and (v) "Restricted Time Period" means during your employment with the Company and for a period that is the longer of:  (A) one year after the date your employment terminates; or (B) if you are entitled to severance compensation under this Agreement or the Senior Executive Severance Plan, the period during which such severance compensation is to be paid.

(b) During the Restricted Time Period, you will not within the Restricted Geographic Area engage in (including, without limitation, being employed by, working for, or rendering services to) any Competitive Business in any Prohibited Capacity; provided, however, if a Competitive Business has multiple divisions, units or segments, some of which are not engaged in providing post-secondary education, you may work for or consult with only that division, unit or segment that is not engaged in providing post-secondary education, provided that (i) you first provide the Company with a written notice describing in reasonable detail your  position with and anticipated activities for the Competitive Business, which such written notice also includes an assurance that your affiliation with and work for the Competitive Business will relate only to the non-competitive division, unit or segment and will not involve any activities that are competitive with the Company, and (ii) your affiliation with and/or work for the non-competitive division, unit or segment of the Competitive Business would not likely cause you to inevitably use and/or disclose any Confidential Information.

(c) During the Restricted Time Period, you will not urge, induce or seek to induce any of the Company's independent contractors, subcontractors, business partners, distributors, brokers, consultants, sales representatives, customers, vendors, suppliers or any other Person with whom the Company has a business relationship to terminate their relationship with, or representation of, the Company or to cancel, withdraw, reduce, limit or in any manner modify any such Person's business with, or representation of, the Company.

(d) During the Restricted Time Period, you will not:  (i) solicit or recruit for employment, hire, employ, engage the services of, or attempt to hire, employ, or engage the services of, any individual who is an employee of the Company; (ii) assist any Person in the recruitment, hiring or engagement of any individual who is an employee of the Company; (iii) urge, induce or seek to induce any individual to terminate his/her employment with the Company; or (iv) advise, suggest to or recommend to any Competitive Business that it employ, engage the services of, or seek to employ or engage or engage the services of any individual who is an employee of the Company.

(e) During the Restricted Time Period, you will not make or publish any statement or comment that disparages or in any way injures the reputation and/or goodwill of the Company or any of its subsidiaries or affiliates or any of its or their shareholders, members, officers, directors or employees; provided, however, that nothing in this section is intended to prohibit you from (i) making any disclosures as may be required or compelled by law or legal process or (ii) making any disclosures or providing any information to a governmental agency or entity, including without limitation in connection with a complaint by you against the Company or the investigation of any complaint against the Company.

(f) You acknowledge and agree that the restrictive covenants contained herein prohibit you from engaging in certain activities directly or indirectly, whether on your  own behalf or on behalf of any other Person, and regardless of whether you are acting as an employee, independent contractor, owner, partner, agent, consultant, or advisor.

(g) In the event you violate any of the restrictive covenants contained herein, the duration of all restrictive covenants (and the Restricted Time Period) will automatically be extended by the length of time during which you were in violation of any of the restrictive covenants.

(h) Although you and the Company consider the restrictive covenants contained in this Agreement to be reasonable, particularly given the competitive nature of the Company's business and your position with the Company, you and the Company acknowledge and agree that:  (i) if any covenant, subsection, provision, portion or clause of this Agreement is determined to be unenforceable or invalid for any reason, such unenforceability or invalidity will not affect the enforceability or validity of the remainder of this Agreement; and (ii) if any particular covenant, subsection, provision, portion or clause of this Agreement is determined to be unreasonable or unenforceable for any reason, including, without limitation, the time period, geographic area, and/or scope of activity covered by any restrictive covenant, such covenant, subsection, provision, portion or clause will automatically be deemed reformed such that the contested covenant, subsection, provision, portion or clause will have the closest effect permitted by applicable law to the original form and shall be given effect and enforced as so reformed to whatever extent would be reasonable and enforceable under applicable law.  We agree that any court interpreting any restrictive covenant provision of this Agreement will, if necessary, reform any such provision to make it enforceable under applicable law.

6. Injunctive Relief.  You acknowledge that a breach or threatened breach by you of any of your non-disclosure or restrictive covenant obligations under this  Agreement will give rise to irreparable injury to the Company and that money damages will not be adequate relief for such injury and, accordingly, you agree that the Company shall be entitled to obtain equitable relief, including, but not limited to, specific performance, temporary restraining orders, preliminary injunctions and/or permanent injunctions, without having to post any bond or other security, to restrain or prohibit such breach or threatened breach, in addition to any other legal remedies which may be available, including the recovery of money damages.

7. Cooperation.  You agree that, for the longer of (a) one (1) year after the date your employment terminates or (b) if applicable, the period during which you are eligible to receive severance compensation under this Agreement or the Senior Executive Severance Plan, if the Company desires you to provide any information or testimony relating to any judicial, administrative or other proceeding involving the Company (or any of its subsidiaries or affiliates), you will cooperate in making yourself reasonably available for such purposes and will provide truthful information and/or testimony.  The Company agrees to reimburse you for all necessary and reasonable out-of-pocket expenses you incur in connection with such matters.  Should you be served with a subpoena in any legal proceeding relating to the Company (or any of its subsidiaries or affiliates), you agree to (x) notify the Company immediately of the subpoena and provide it with a copy of the subpoena, (y) reasonably cooperate with the Company and its attorneys in responding to the subpoena and in preparing for any hearings, depositions or other formal process by which evidence is taken or received, and (z) provide truthful testimony in response to questions that are within the scope of proper discovery.

8. Company Property.  You acknowledge and agree that all tangible materials, equipment, documents, copies of documents, data compilations (in whatever form), and electronically created or stored materials that you receive or make in the course of your employment with the Company (or with the use of Company time, materials, facilities or trade secrets or confidential information) are and will remain the property of the Company.  Upon the termination of your service with the Company, or at the Company's request, you will immediately deliver to the Company (a) any and all memoranda, notes, records, drawings, manuals, computer programs, documentation, diskettes, computer tapes, electronic data (in whatever form or media), and all copies thereof, in your possession or under your control, whether prepared by you or others, containing any Confidential Information; and (b) any and all property or equipment belonging to the Company, including, without limitation, keys, access cards, computers, files and documents.

9. Successors and Assigns.  The Company shall have the right to assign this Agreement, and the rights and obligations of the Company under this Agreement will inure to the benefit of and be binding upon any and all successors and assigns of the Company, including without limitation by asset assignment, merger, consolidation or other reorganization.  As used in this Agreement, "Company" means the Company as hereinbefore defined and any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.  The services to be provided by you to the Company hereunder are personal, and you shall not have the right to assign this Agreement or any of your rights or obligations under this Agreement.

10. Clawback.  You acknowledge and agree that the amounts paid by the Company to you, including amounts payable pursuant to this Agreement, may be subject to recoupment or clawback pursuant to the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, or pursuant to a policy or plan of the Company in effect from time to time, and you agree to repay such amounts to the extent required thereunder.

11. Compliance with Code Section 409A.  Our intent is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and Treasury Regulation Section 1.409A-1(h) (collectively "Code Section 409A"), to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and be administered to be in compliance therewith.  Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, you will not be considered to have terminated employment with the Company for purposes of this Agreement until you would be considered to have incurred a "separation from service" from the Company within the meaning of Code Section 409A.  Any payments described in this Agreement that are due within the "short-term deferral period" (as defined in Code Section 409A) will not be treated as deferred compensation unless applicable law requires otherwise.  Each amount to be paid or benefit to be provided to you pursuant to this Agreement that constitutes deferred compensation subject to Code Section 409A shall be construed as a separate identified payment for purposes of Code Section 409A.  Notwithstanding anything to the contrary in this Agreement, to the extent that any payments to be made in connection with your separation from service would result in the imposition of any individual excise tax and late interest charges imposed under Code Section 409A, the payment will instead be made on the first business day after the earlier of (a) the date that is six (6) months following such separation from service or (b) the date of your death.

12. Notices.  Any notice required or permitted under this Agreement shall be in writing and either delivered personally or sent by nationally recognized overnight courier, express mail, or certified or registered mail, postage prepaid, return receipt requested, at the following respective address unless the party notifies the other party in writing of a change of address:

If to the Company:

ITT Educational Services, Inc.
13000 North Meridian St.
Carmel, IN 46032
Attention:  Chief Legal Officer

With a copy to (which copy will not constitute notice):

Faegre Baker Daniels LLP
300 North Meridian Street, Suite 2700
Indianapolis, IN 46204
Attention: David A. Given

If to you:

To you most recent address on file with the Company for payroll purposes

A notice delivered personally will be deemed delivered and effective as of the date of delivery.  A notice sent by overnight courier or express mail will be deemed delivered and effective the next business day after it is deposited with the postal authority or commercial carrier.  A notice sent by certified or registered mail will be deemed delivered and effective three (3) days after it is deposited with the postal authority.

13. Entire Agreement; Modification; Waiver.  This Agreement contains the full, complete, and entire agreement between us, superseding any and all other contracts or proposals, oral or written, and any and all other communications between us relating to the subject matter of this Agreement, including but not limited to the August 4, 2014 Letter Agreement.  This Agreement shall not be varied, altered, modified, canceled, changed, or in any way amended except by (a) our mutual agreement in a written instrument executed by you and a Company representative duly authorized by the Board, or (b) reformation by a court as provided herein. Failure to insist upon strict compliance with any of the terms, covenants or conditions of this Agreement will not be deemed a waiver of such term, covenant or condition.

14. Governing Law.  To the extent not preempted by federal law, the provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of Indiana, without giving effect to any choice-of-law or conflict-of-law principle that would cause the application of the substantive law of any jurisdiction other than Indiana.  You and the Company agree that any legal action arising out of or relating to this Agreement, your employment with the Company or the termination of your employment shall be commenced and maintained exclusively before any appropriate state court of record in Hamilton County, Indiana, or in the United States District Court for the Southern District of Indiana, Indianapolis Division; further, you and the Company hereby irrevocably submit to the jurisdiction and venue of such courts and waive any right to challenge or otherwise object to personal jurisdiction or venue in any action commenced or maintained in such courts; provided, however, the foregoing shall not affect any applicable right a party may have to remove a legal action to federal court.

15. Construction.  This Agreement is the result of negotiations between you and the Company, and neither you nor the Company shall be deemed to be the drafter of this Agreement.  The language of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against either you or the Company.  This Agreement shall be interpreted and construed without any presumption or inference based upon or against the party causing this Agreement to be prepared.

16. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.  Signatures transmitted by facsimile or other electronic means shall be effective the same as original signatures for execution of this Agreement.

If the foregoing accurately reflects our agreement, please sign where indicated below and return to us the enclosed duplicate copy of this letter.

Sincerely,

ITT EDUCATIONAL SERVICES, INC.

By: /s/ John E. Dean

Name: John E. Dean

Title: Executive Chairman of the Board of Directors

ACCEPTED AND AGREED:

/s/ Kevin M. Modany

Kevin M. Modany

Date: 12/31/15

US.103828496.01
  9